Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: SOFTBANK CORP.

Subject Company: eAccess Ltd.

SEC File No. 132-02766

Notices Regarding Registration under the U.S. Securities Act of 1933

SOFTBANK CORP. (“SoftBank”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed share exchange between SoftBank and eAccess Ltd. (the “Share Exchange”). The Form F-4 for the Share Exchange, if filed, will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the subject company (eAccess Ltd.) prior to the shareholders’ meeting at which the Share Exchange will be voted upon. The Form F-4 and prospectus, if filed, will contain important information about the subject company and SoftBank, the Share Exchange and related matters. U.S. shareholders of the subject company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the proposed Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the documents filed with the SEC in connection with the Share Exchange will be made available to shareholders upon request, free of charge, by calling, writing or e-mailing Softbank at: 81.3.6889.2290, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan, or ir@softbank.co.jp.

Notices Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about SoftBank and its group companies (the “SoftBank Group”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the SoftBank Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the SoftBank Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. SoftBank undertakes no obligation to publicly update any forward-looking statements after the date of this document.

The following is an English translation transcript of a press conference held in Japanese by SoftBank. While every effort has been made to provide an accurate translation and transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the translated transcript. SoftBank believes that none of these inaccuracies is material. The slides used in the press conference are included as an attachment to this transcript. A replay of the press conference is accessible through SoftBank’s website at www.softbank.co.jp/en/.

English Translation Transcript of SoftBank/eAccess Management Integration

Press Conference

October 1, 2012

(Introductory Slide)

MC

•	First of all I would like to introduce the participants for today’s meeting: Chairman & CEO Mr. Masayoshi Son of SOFTBANK CORP., Representative Director & Chairman Mr. Sachio Semmoto, eAccess Ltd.

•	Now I would like to invite Mr. Masayoshi Son, Chairman & CEO of SOFTBANK CORP. to present today’s content.

Presentation by Masayoshi Son, Chairman & CEO, SOFTBANK CORP.

(Slide 1)

•

Good afternoon, ladies and gentlemen. Thank you very much for joining today for the press conference. It is the press conference of SOFTBANK CORP. but in reality it is a joint press conference, equivalent to a joint conference of SOFTBANK CORP. and eAccess Ltd.

•	And as you can see on the slide, this is the content of today’s presentation. This is about management integration between SOFTBANK CORP. and eAccess Limited.

(Slide 2)

•	About 12 years ago, time flies…

(Slide 3)

•	…but about 12 years ago, here Mr. Semmoto and Mr. Eric Gan had started ADSL market development and eAccess Ltd. had started its company.

•	About the same time we started broadband ADSL under the name of Yahoo! BB by SoftBank. So it’s about the same timing that we started this business to revitalized broadband in Japan.

•	That’s how we see ourselves and we have pride in ourselves at the start.

•

At that time about 99 percent in reality the infrastructure in Japan had been dominated or operated by NTT at that time, but at the same time it was the so-called slowest internet compared to the rest of the world. But us, with a venture spirit, we entered into this market.

(Slide 4)

•

After that, five years since then, coincidentally, it’s about the same timing that both of us received a license for mobile communications business of 1.7 GHz, which was the same day. So it’s the same day we saw the transition of broadband from a fixed line to the mobile network, and that was the reason why we entered this new market, and we received a license from the minister on the same day.

•	And right after that SoftBank acquired Vodafone KK and started business from a little bit different angle into this mobile broadband.

(Slide 5)

•	And in 2007, we established the strategic partnership to acquire a 2.5 GHz license. So this was aiming to get this license together.

•	So SoftBank and EMOBILE or eAccess have been tracking the same road, a similar road.

(Slide 6)

•

Even though we’d been competing fiercely together, at the same time we had competition, on the other hand we had collaboration as well, and at the same time shared a vision and headed to the direction under this vision, and was in the part of the information revolution.

•

In 2009, more specifically we collaborated over mobile data communications. And because at the time the data network was not sufficient, we launched the MVNO and using the EMOBILE network, and our network was available on this type of module to pursue collaboration of business.

•	So even though we competed with each other, at the same time we coexisted or collaborated, so that’s the cycle that we’ve been pursuing so far.

(Slide 7)

•

As we have shared the same vision and same direction, not only a business alliance, but we wondered ourselves, why don’t we collaborate? We had been collaborating but at the same time, on the other hand, we had been competing with each other so we didn’t know to which extent we should collaborate, and that kind of sensitive relationship took place.

(Slide 8)

•	But this afternoon, today, October 1, we reached an agreement to have a management integration, which was approved and resolved at the board of directors’ meeting.

(Slide 9)

•	And I’m happy to announce the management integration of those two companies.

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(Slide 10)

•

Just before this conference we had a big smile on our faces and shaking of hands. Together, Mr. Semmoto and myself, we signed the agreement. This was not only a framework agreement but also a decision on the share exchange ratio as a final agreement.

(Slide 11)

•	And here we have promises to make to customers, which is to provide the best mobile broadband service by us.

(Slide 12)

•	So we would like to bring our service level to the level of the best in the world. So that’s our vision that we’ve been working on in mobile broadband.

(Slide 13)

•

And why now? SoftBank, as you know, we’ve been having fierce competition. Of course we’ve been having fierce competition with DoCoMo, but especially recently because we’ve been selling the iPhone 5 so the LTE competition is becoming even more fierce in the market.

•

This is I believe a good thing in the market. Because we have competition we can improve ourselves, so healthy competition in technology, services, and products, and make an effort to compete with each other.

•	When it comes to iPhone 5, one of the examples is that only 2.1 GHz is available and this 2.1 GHz is allocated to both SoftBank and au, KDDI.

•	What’s the difference then? We’ve been starting some promotions, campaigns; those differences are there in between those two operators, but not much difference.

•

If I have to pick up one of the differences, we had a typo the other day but this time we modified that typo for this time. As of August 18, 2012, the number of licensed LTE base stations is shown on this slide.

•	As of August 18 the number of licensed base stations was more than 10,000, but au’s was more than 4,500.

(Slide 14)

•

That’s the only difference, but look at this coverage area. This red highlighted area has LTE coverage, not in the full range but even if a part of the city has LTE coverage then we paint the area in red, and these maps show the Kanto, Koshin area.

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(Slide 15)

•

And this map shows all over Japan, so more than 1,000 cities have LTE coverage by SoftBank, but au, a bit more than 500 cities are covered with their LTE service. But again, it’s good to have competition and also have good rivalry, and that is good for Japanese consumers.

•	But we need to do a lot more constructions of these LTE facilities and we do more than our competitors, but what I’d like to present is a bit different than the construction work.

(Slide 16)

•	The key point is this: 1.7 GHz.

•	iPhone 5 is marketed all over the world and iPhone 5 is our mainstay model of iPhone, and right now the LTE has launched an LTE service on 1.7 GHz, but what’s so important about 1.7 GHz?

(Slide 17)

•	Because 1.7 GHz is one of the standard global bands for LTE, so iPhone 5s marketed in the world support 1.7 GHz already.

•	So we are selling iPhone 5, and not only that, we are going to sell other globally-available handsets or smartphones for LTE services, and globally-available smartphones support LTE on 1.7 GHz.

•

But 1.7 GHz before LTE and after LTE, they are totally different. Before LTE, 1.7 GHz is just one of the spectrums that support 3G, but LTE on 1.7 GHz, they are totally different. In the past, 1.5 GHz and 1.7 GHz are not different in the 3G world, but for LTE, 1.7 GHz is very important.

(Slide 18)

•

We are planning to increase this number of base stations. As of March 2013, we are planning to have 20,000 base stations on 2.1 GHz for LTE. That’s our plan; we have been working on that. And most of them will be towers for LTE service. But on top of that, we are going to use 10,000 base stations for LTE, so in total 30,000 base stations for LTE will be available under our plan as of March 2013. Thirty thousand base stations, that’s by far a larger number than our competitors’.

•	And connectivity-wise and coverage-wise, with 30,000 base stations our services will be much, much better than competitors could offer in terms of quality of communication and speed.

(Slide 19)

•

For example, SoftBank’s LTE-compatible smartphone, like iPhone, such smartphone receives a 2.1 GHz signal for LTE, but at the same time that smartphone will receive signals from 1.7 GHz base stations that are owned by EMOBILE or eAccess. Without changing hardware, the smartphone that is marketed today can receive both 2.1 GHz and 1.7 GHz without changing anything on the smartphone.

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•

Of course we need to do some preparation on the network side, so we might need to work with Apple and also testing like CS-fallback. Those are what we need to do for the next few months, but again, the two spectrums will be available for LTE service for smartphones.

(Slide 20)

•

And the same goes to the EMOBILE LTE smartphones. So far the EMOBILE LTE smartphone receives a signal of 1.7 GHz, but so far the voice communication was the weak point. But from now on, the smartphone under the EMOBILE brand will handle not only the LTE data service but also the voice service using SoftBank’s 2.1 GHz or 900 MHz.

•	So EMOBILE’s LTE smartphone will use SoftBank’s spectrum as well, so our management integration, our business alliance is win-win for both SoftBank and eAccess.

(Slide 21)

•	Again, the iPhone 5, the LTE frequency so far, both the au and SoftBank iPhone support only 2.1 GHz.

(Slide 22)

•	But from now on, once SoftBank and EMOBILE go into the business alliance, the iPhone by SoftBank will use both 2.1 GHz and 1.7 GHz.

(Slide 23)

•	So far we offer the 3G service using 2.1 GHz and 900 MHz while au offers 3G service with 2.1 GHz service and 800 MHz.

•

When it comes to iPhone 4S, our iPhone enjoyed a bit faster service, and that was our pride. That’s what we are proud of. But before platinum band, there were some difficulties in connectivity in terms of voice communication, but for the data communications, even before the platinum band acquisition, the SoftBank service was better than au’s.

•	But from now on, for LTE service both SoftBank and au use 2.1 GHz but only SoftBank will use 1.7 GHz for LTE service, and that way we can provide better speed for the iPhone users.

•	I’m using the new iPhone today and when I see the LTE icon, I feel happy because that means the data communication speed is much, much faster than what it used to be because of LTE.

•	So the SoftBank iPhone 5 can use both 1.7 GHz on top of 2.1 GHz.

•	SoftBank has been in good relations with eAccess but why are we announcing this business alliance so suddenly?

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(Slide 24)

•	Because we courted the eAccess for the business alliance.

•

Why? Because of tethering service. So far a lot of people asked whether SoftBank would offer tethering service and I got a lot of tweets or Facebook comments asking about the tethering service, and we have been studying or looking into the possibility of offering tethering.

•

Actually, we started studying that two years ago. We wanted to offer a tethering service but we didn’t want to offer the service without securing the data network capacity because without enough capacity the 3G service customers will be annoyed by the slower speed. It’s like we have two-track road but the traffic is increasing and the traffic congestion is increasing. That’s what we would see once we start the tethering service.

•	So the key word of tethering actually accelerated the management integration between SoftBank and eAccess with regard to the LTE competition.

(Slide 25)

•	So the other time we had a press conference we announced a launch date for the tethering service targeted for January 15, 2013.

(Slide 26)

•	But we at this time would like to accelerate the schedule to December 15, 2012, so we have only a few months left. So December 15 is the target date for the launch.

•

So in the previous conference we said that we have no choice but have to provide tethering, but in reality we didn’t want to because it’s going to make too much congestion in the traffic and that may cause the risk of having too much traffic on our network, so we had to start, but we had very sensitive analysis on that. But at this time we are now ready to start the service. Therefore we can accelerate the schedule of the launch.

•

Of course radio is a limited resource but even compared with competitors, we have now enough capacity in our base stations. That is why we have decided to accelerate our schedule for the tethering launch. And this is one of the key words for today’s press conference.

(Slide 27)

•

The other thing, we’ve been discussing about the iPhone 5 flat rate data, and there is a limitation that the speed limit may start at 1.2 GB per month, and this is something like an insurance for us. If there is any case where our network is congested unexpectedly due to the iPhone and others, then it may lead to network trouble nationwide, so we have to avoid such a situation; therefore, we need a way to control the traffic volume in the network. That is why we had the insurance wording where the speed limit may start at 1.2 GB per month – but this was contradicting the words of flat rate data, and that has been pointed out from users here and there in a few days. So that’s why we have decided not to make this limit.

6

•

Last night on Twitter I was asked by Twitter users what we are going to do and I answered, “we will study.” That was the one word that I tweeted, “studying” meaning it’s not like a politician saying “studying” or “consider,” so it sounds like it’s a very good “no,” so that kind of reply was also made on Twitter; “considering” meaning that probably we’ll think about it in a positive way, that’s another response.

•

But today, up until the resolutions were given at the board of directors’ meeting at eAccess, we didn’t know whether we would be able to have this. So if this was not resolved at the board of directors’ meeting, we would have no choice but to have to say we studied and considered it but we couldn’t, so that would be the last word that I had to say.

•

But at this time, the offer that we proposed to the eAccess board of directors’ meeting has been approved and resolved, so we have decided to take this restriction out and only to put the speed limit at 1 gigabyte for three days, which is the same as other operators.

•

Some kind of insurance is necessary; otherwise some users may utilize the device as a security camera around-the-clock or something like that. At convenience stores, moving pictures can be communicated over the device, so if there is such usage, the use case is made, then the network would be much trouble.

•

So this is the same restriction applied by major operators in Japan, so we would like to keep the same restriction, which is the 1 GB for three days, and then the speed limit may start. This is to protect the network from an unexpected traffic increase. So this is the same as other operators in Japan.

•	So the insurance that we said, which is the speed limit, may start at 1.2 GB per month, is going to be taken away.

(Slide 28)

•

And here we have an unlimited data plan for 4G LTE. We have up to 7 GB per month for the data volume, but another price plan that we have is a flat rate data plan for 4G LTE, so if tethering is not available then the data volume is unlimited. So there are two price plans that we have in SoftBank.

•

So in this unlimited, we had a remark saying that the speed limit may start at 1.2 GB per month which may cause some misunderstanding, so we at this time like to take that away, and I just said that we will consider, but I would say let’s do it on Twitter and take this restriction away as of today.

•	So this restriction will be removed as of today, no such restrictions from today. So the restriction will be only one restriction, which is the same as other operators.

(Slide 29)

•	So we wish to provide a more comfortable mobile broadband with LTE.

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(Slide 30)

•	And here I would like to present an outline of the management integration.

(Slide 31)

•	The scheme of the integration is by share exchange.

•

Evaluation. It has been traded at about 15,000 yen per share these days, the eAccess share. So for the 15,000-plus shares that we evaluated, 52,000 yen per share and exchange with SoftBank’s share. So this is the management integration using share exchange.

•	And the execution of the agreement was made today in the afternoon, October 1, 2012, and we aim to make eAccess a wholly-owned subsidiary within this year.

(Slide 32)

•	And here, I would like to explain about the enterprise value.

(Slide 33)

•

So the enterprise value of 15,000 yen per share. Of course there is a net interest-bearing debt of 184.9 billion yen, so the company’s enterprise value is about 365.1 billion yen as of the end of June 2012, as the enterprise value of eAccess. So 365.1 billion is the evaluation. And from there, we take net interest-bearing debt out.

•

And for the share value, it used to be 15,000 per share, but we have evaluated about 3.5 times or so, which is 52,000 yen per share to do the share exchange. So maybe overpaid you may say or from the shareholders of SoftBank.

•	And that’s I believe, we believe we are not overpaying, and the reason I would like to explain to you here.

•

These days the eAccess share price has been sluggish but they have spent lots of capex on facilities. Of course aging facilities are depreciated already, so we exclude such depreciation. So the facility value is about 226 billion yen.

•

And eAccess has 4.2 million subscribers and 1.4 million subscribers for ADSL, and to acquire the subscribers they spent 30,000 yen per head, per subscriber, but if we tried to acquire the 4.2 million subscribers, actually we’d spend more than 30,000 yen to acquire the customers. So just taking the current customer base of EMOBILE times the customer acquisition cost, the total value of the subscriber base is about 136 billion yen. But that’s a reasonable value because when it comes to customer acquisition we pay more.

•	But is that all? We paid nearly 3.5 times as much money for the current share price of eAccess. Is that worth paying?

8

•

We are going to pay 180 billion yen for the company with a market value of 552 billion yen, but why? Because we take into the account the capex and the subscriber acquisition cost. On top of that, we take account of the synergy effect to SoftBank, which is at our estimate about 360 billion yen. So the total value in our view is 722 billion yen. That’s the enterprise value of eAccess, and so considering that, the share price we are going to pay is not too much.

(Slide 34)

•	Now let’s look at the breakdown of 360 billion yen of synergy we expect.

•

First of all, the customer base expansion, 200 billion yen. SoftBank acquires customers and we can acquire more customers because we can offer 1.7 GHz service, which is a global band, and that gives us the competitive edge when it comes to customer acquisition. And we expect 2 million more customers will be acquired because of 1.7 GHz. And we assume that one user is worth 100,000 yen.

•

And second of all, network sharing. Both eAccess and SoftBank own networks but when we share a network with each other we can expect synergy. Also management efficiency is expected. So 360 billion yen worth of synergy is expected.

(Slide 35)

•	Let me elaborate. The customer base expansion. Again, the SoftBank smartphone users can use both 2.1 GHz and 1.7 GHz so that’s a great differentiator when it comes to the iPhone competition.

•

So far our service relating to iPhone is not so different than what KDDI offered, but with 1.7 GHz, the SoftBank iPhone user has a great advantage. And also, EMOBILE, from EMOBILE’s standpoint or eAccess’s standpoint, they can expand smartphone coverage because they can use SoftBank’s voice network.

(Slide 36)

•

Also, we can expect an expansion of sales opportunities. The EMOBILE brand will remain so the sales force will use both the EMOBILE brand and SoftBank brand, and we will have two engines, double engines for the sales force.

(Slide 37)

•	But for network-sharing, for the backbone we are going to share the backbone network.

(Slide 38)

•	By sharing the network we can reduce the number of base stations.

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(Slide 39)

•

Actually there are two things in terms of network operations. Two things: one is which spectrum license we have; and second of all, how many base stations we have. Building a base station is not easy. You cannot do that overnight, but we can use the EMOBILE tower stations to put LTE’s base stations. And also, SoftBank’s base station can carry the base station to support EMOBILE’s voice communication service, so network-sharing will improve the network efficiency, and thus at least 110 billion yen of cost savings is expected.

(Slide 40)

•	Also we can expect more synergies like volume purchases resulting in savings, and collaboration in advertisements, and so on.

(Slide 41)

•	So the total synergy from other management efficiency is expected to be 50 billion yen, so the total synergy SoftBank can expect is about 360 billion yen.

(Slide 42)

•	Let me summarize. Three hundred sixty billion yen, the green highlighted one, this is the upside benefit for SoftBank.

•

SoftBank and EMOBILE use the same vendor for network facilities, like Ericsson, Huawei. So the two companies use the same network 3G vendors and the same standards, W-CDMA, so the two companies can make the most of that commonality by forming a business alliance.

(Slide 43)

•	So let’s look at this. Four plus three, what’s this?

(Slide 44)

•	Four plus three equals two. Why does four plus three equal two?

(Slide 45)

•	Let me elaborate on that, why two, equals two? What is this?

(Slide 46)

•	Four, EMOBILE is ranked fourth in the mobile industry and SoftBank is ranked third in the industry. So EMOBILE ranked fourth and SoftBank ranked third will get together and then the result is two…

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(Slide 47)

•	…because in terms of the number of subscribers SoftBank plus EMOBILE makes two or the second in that industry.

(Slide 48)

•	This includes the 5 million WILLCOM subscribers because WILLCOM is wholly-owned by SoftBank. So SoftBank’s number includes WILLCOM subscribers.

•	So SoftBank subscribers, WILLCOM’s users, and EMOBILE users, that totals 39.11 million.

•	And also data as of yesterday shows, in the past, in September, just one month, SoftBank recorded more than 300,000 net additions, so the figure as of September should be 39.4 million.

•

So, so far KDDI was ranked second and SoftBank was ranked third and I didn’t like to be ranked third. Of course there are athletes who shed tears when they’ve won bronze medals at the Olympics but I always wanted to be No. 2 and eventually No. 1.

(Slide 49)

•

And when we acquired Vodafone KK the number of subscribers was about 15 million, but right now we have about 34.9 million, but with the business alliance, excuse me, management integration with EMOBILE, the total number of subscribers as of the end of August is 39.11 million, which exceeds that of au or KDDI. And as of the end of September we have more than .3 million more.

(Slide 50)

•	And as of October 2010, at that time there were a 27.25 million customer base, and at that time we said we have a target to achieve 40 million lines between 2010 and 2019.

(Slide 51)

•

So I announce that we have a vision to achieve 40 million lines. At that time, it was only 27 million that we had and talking about 40 million was too much so many people were responding that that is too high of a goal.

(Slide 52)

•

But two years since then, within this fiscal year we would like to make sure to achieve 40 million lines and we have confidence in ourselves because as of the end of September, we have 39.4 million right now, with the addition of 300,000, so with this pace I believe we will be able to achieve a 40 million customer base.

(Slide 53)

•

At the time the customer base was 27 million and we were aiming 40 million, and only two years since then we will be able to achieve the target number. So with pride, as far as I said that we should do or we will do, always we made a commitment and we keep that commitment. So this time again we would like to achieve this 40 million customer base, which I said that we should do and we will do and we are going to do.

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(Slide 54)

•

And having such serious competition with competitors, competing with each here and there, and it’s really big competition on an everyday basis, but this is all coming from the mobile broadband era, new technology LTE.

•

So here, for this technology we should make every effort to build a better network, better service, and do our very best. So even though we are not as fortunate as the other competitors who was originally governed-owned, but we can do, we should be able to do by ourselves to survive this competition.

(Slide 55)

•	And because we, and also eAccess, are members of Japan’s broadband pioneers and we regard ourselves as a pioneer of Japan’s broadband.

•	It used to be a very slow and expensive network, broadband, but after that we have pride that we are the one that entered into the fastest and the cheapest broadband in the world.

(Slide 56)

•	Now from the fixed line broadband together with eAccess we would like to provide better service of mobile broadband, so not only by competing with each other…

(Slide 57)

•

…but because we have a true vision to be able to provide better service so that we can provide mobile broadband for everyone to improve the lifestyles, like you can see from iPhone 5, that is also a great product, and I believe that there will be much better and nicer products available from here and there.

•	And we have to be able to prepare the infrastructure to provide such service. And we need to be No. 1 of mobile broadband.

(Slide 58)

•

So that’s our passion, and sharing this vision with this partner here, eAccess. We have been competing but now we have become true friends and true partners having management integration. Thank you very much. That is all for my presentation.

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MC

•	Thank you very much, Mr. Son. Now we would like to invite Mr. Sachio Semmoto, Representative Director & Chairman of eAccess.

Presentation by Sachio Semmoto, Representative Director & Chairman, eAccess Ltd.

•	My name is Semmoto. Thank you very much for joining our press conference today during your busy schedule, and we are very happy to inform you of the management integration of our two companies.

•	What I can say here has already been said by Mr. Son in detail, precisely, so I would just like to make a short remark.

•

We, eAccess Ltd, as Mr. Son mentioned earlier, started business 12 years ago to improve the internet life of Japanese people and hoped that we can have a revolution so that we can bring Japan as one of the best internet countries in the world. That is why we founded the company 12 years ago. It was completely started from scratch as a venture company.

•	In the ADSL business, we had big competition with Mr. Son’s company in the ADSL market.

•

And then when it came to mobile communications, we knew that mobiles or wireless is going to be the big trend, and at that time also Mr. Son started the same trend. Mr. Son acquired Vodafone KK and took a big risk and challenge. And on the other hand we started from scratch with the 1.7 GHz spectrum and specified the mobile broadband, not voice service, and been operating our business and developing growth since then.

•

We had a growth strategy of 2015, and under this strategy we believe that we will be able to compete in the mobile broadband because this market is going to grow even more, and we thought our value in this market is going to be good enough and growing, and we had confidence in ourselves.

•

However, on the track of growth, SoftBank was the biggest, one of the biggest customers of ours and also one of the most important customers of ours, so competing with SoftBank but at the same time maintaining the customer relationship.

•

And now there are several possibilities for the growth strategy, one of which was the strong and passionate offer Mr. Son recently made. Other than that we had several offers and proposals from others, and considering all that, we thought we shared similar DNA most with SoftBank because eAccess and SoftBank did not start from a big organization; we started from scratch but having big ambition, big passion, and challenging in the market, which I thought is similar DNA shared with SoftBank.

•	And as Mr. Son mentioned earlier, 1.7 GHz which is held by us, and also one of the best and global for the LTE network.

•

And iPhone 5, by SoftBank, especially for tethering, in our best of best network can be matched together to compete, which can provide a higher value than we do by ourselves, so that was the conclusion that led us to doing.

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•

During that time there were several discussions, we had considerations, but then noon today we had an Extraordinary Board of Directors Meeting, and out of the several proposals, the board decided this is the best option, and then after noon, me, myself, and Mr. Son signed the agreement, and now we are announcing to you today.

•	So we will become the subsidiary of SoftBank and we’d like to become and play a big role under the revolution made by the SoftBank Group for broadband.

•

So we all share the vision of broadband together with SoftBank and towards the 21st century we would like to aim for No. 1 player and we will make every effort to that. Thank you very much for your attention.

MC

•	Thank you very much, Mr. Semmoto. Now we would like to have a photo session, so please wait for preparation. And those who would like to shoot or take pictures, please prepare.

Photo Session

Question & Answer Session

MC

•

We would like to move on to the Q&A session. When I recognize you, please state your name and affiliation before asking a question. So please raise your hand. So now we move on to the Q&A session. Please state your name and affiliation before you start asking your question. The gentleman in the middle row.

Question

•

I am Ishino. I am a freelancer. eAccess has a 900 MHz spectrum, excuse me, 700 MHz. How are you going to use it for your service. And when you acquired the license, well, SoftBank has 900 MHz and EMOBILE or eAccess has 700 MHz, so as a result of the management integration, that new company has both, but is that fair?

Son

•

I am answering your question. Now with this we are going to, this management integration, we are going to have three players in Japan’s mobile communication industry: DoCoMo, KDDI, and ours. But DoCoMo and KDDI both have 800 MHz, 15 by 15, but we acquired 900 MHz but we can use only the 5 MHz band under the current circumstance. The remaining 10 MHz, we are going to ask the former users to stop using the 10 MHz, but KDDI and DoCoMo have 15 by 15, but we have only the 5 MHz band. Only after 900 MHz we have the 5 MHz band.

14

•

Now with 700 MHz, which is eAccess’s, actually DoCoMo and KDDI have both 10 MHz, and following this management integration, then we have 10 MHz, so now we finally play on the level field, so the two competitors have 15 plus 10 but we have 5 plus 15. We could use the 10 MHz band that EMOBILE has or eAccess has, but we cannot give up on that considering the fairness in competition.

•	Again, we will become the second in terms of subscriber base but we have only 5 MHz and the competitors have 10, but we have zero should we have to give up on the 700 MHz.

Question

•	I am Yasui from NHK. Thank you very much for your presentation. I have two questions to Mr. Son and one question to Mr. Semmoto.

•

So this management integration, I believe that you are going to have an enhanced situation in LTE, but for the main purpose I believe LTE was the big motivation for the management integration. And when is the starting time for you to consider this management integration? That’s the first question.

•

And the second question. So there are several synergies like you explained earlier, but it doesn’t have to be management integration. I believe there could be a way, another way of generating such synergies, but why did you decide to go for management integration? That’s the second question.

•

And the third question is to Mr. Semmoto. You’ve been providing mobile data communication with high-speed communication, and also this time tethering is going to be one option, and you may have competition with the existing businesses, and EMOBILE and eAccess, how are you going to develop the existing businesses from now on? That’s the question to Mr. Semmoto.

Son

•

Of course LTE we’ve been studying and preparing since three or four years, and up until recently FDD LTE, we didn’t really talk about it, but once iPhone 5 launched, what we had prepared was announced together with the iPhone 5 launch. And this time 2.1 and 1.7 are going to be available for LTE, which is going to be big for us. So that accelerated our passion to do this together. So about three to four years ago we started thinking, but the reason why now is because LTE is going to make a big bloom in the market.

•

And also, there could be a way of like MVNO, like a mutual MVNO or the business alliance, we’ve already been doing, and also we can enhance such an alliance from now on. But when it comes to the circuit switch fallback or technically-speaking, even further or deeper integration of the network is going to be necessary, otherwise we will not be able to provide a comfortable data communication service, and to do so, to provide such service, we need to have a deep trusting relationship between those two, and we came to the conclusion that having management integration would be the best option to provide the best service to the customers.

15

Question

•	So you said that you are now seeing it as a blooming time of LTE, so probably you started thinking about this management integration around the iPhone launch?

Semmoto

•

Let me add some before I answer your question. So we had several discussions and also studied the synergy effect. During that time we felt that there is a similarity of the speediness of management between us and SoftBank. So it’s like a sports car that’s running on the road, so it has a big passion and having big discussions and solving the challenges and coming to the agreement. So that is one of the reasons why and one of the biggest reasons that we have agreed on this transaction.

•

And you asked me the question about the mobile network development. I believe LTE is going to be a big opportunity in the market, and facing such timing, I believe our LTE network is going to be the best match with the requirements that Mr. Son’s SoftBank has so that the total synergy effect can be maximized with the combination of our two companies, and that is the reason why we have reached an agreement.

Question

•	I’m Shindo. I’m TV Tokyo, World Business Satellite. I have a question for both Mr. Semmoto and Mr. Son.

•	Mr. Semmoto, is EMOBILE launching iPhone under the EMOBILE brand?

•

And Mr. Son, right after the iPhone launch, many people believe that au has an edge because they offer tethering, so this deal with eAccess, is that because of the iPhone competition? And so if that’s so, the iPhone is changing the business, the way people do business. What do you think about iPhone?

Semmoto

•

Semmoto-san speaking. I am pretty sure that iPhone is a great smartphone but there are a lot of issues for us to clear before we start selling the iPhone under the EMOBILE brand, so maybe we could sell it as a sales agent so under the umbrella of SoftBank maybe eAccess could sell iPhone. I cannot rule out the possibility.

Son

•	Mr. Son speaking. So iPhone 5 has an impact on our decision on this deal? Yes. The answer is yes. Yes. My answer is simple. Yes. The iPhone 5 affected our decision.

•

Yes, I had been admiring Mr. Semmoto and I had long wanted to deepen the relationship with eAccess in terms of business, but I made up my mind to make a proposal for the business integration, and what prompted me to do so was the moment when I said we will consider a tethering service. We started considering that about one week ago. We said that we will do tethering, that was one week ago at the press conference. On the spot I made up my mind that SoftBank and EMOBILE will have a management integration, and also by integrating the management we structure ourselves to support tethering with our shared network.

16

•	So of course we studied the potential management integration for a long time but iPhone prompted me.

Question

•	So iPhone means a lot to you, Mr. Son, is that right?

Son

•	Yes.

Question

•

My name is Shibutani from Nikkei CNBC. So the first question is to Mr. Son. So au has been introducing several initiatives and there are lots of customers porting out from SoftBank to au. So are you preparing any initiatives to bring these customers back to SoftBank?

•	And another question to Mr. Semmoto. In February you once dissolved the partnership with SoftBank in February, and why did you come back to a partnership with SoftBank once again?

Son

•

KDDI, DoCoMo are the competitors under healthy conditions for a long time, and under such a circumstance, we, especially on the tethering issue, have been a step behind compared to the competitor, but that is because we need to be prepared for the network which can receive an unexpected increase in traffic. We didn’t have such preparation, but this time, with this management integration with Mr. Semmoto, we will be able to be prepared for it so that we will be able to provide even better service and we can promote it even more aggressively, so we would like to introduce initiatives one after another, but details will come soon.

Semmoto

•

Around February we dissolved the partnership once, but after that the iPhone 5 came along in the market as a strong weapon The 1.8, 1.7, the most used LTE band network, have been built robustly. In combination with that, tethering has been offered from the pocket wi-fi era and we were good at such area so that we believe that the biggest and the best combination can be with SoftBank, and this will be the timing that we can maximize the enterprise value of our company. So that is what we decided.

Question

•	So Mr. Son, tethering will be able to provide in a stable way by having such management integration, and also the base, number of base stations can be smaller in KDDI.

17

Son

•	KDDI is a great company also, so they have a responsibility to provide stabilized service. I have no comments about the competitor, so I am having quite good confidence in ourselves.

Question

•

I’m Matsuura from Nikkei newspaper. About the 900 MHz platinum band, I have two questions. So 1.7 GHz you are going to use, and about 900 MHz you are asking for the former users of 900 MHz, but what’s the schedule, when the older former users will move out?

•	Also, are you going to use the 900 MHz for LTE eventually in the future?

Son

•

Platinum band 900 MHz, we will roll-out 900 MHz service nationwide at an accelerating speed. A lot of users are saying that they can’t wait to use the 900 MHz but by the global standard our speed of constructing base stations for 900 MHz it’s incomparable. A lot of base station vendors are saying that the speed of SoftBank’s construction of base stations is totally incomparable. They have never seen such examples anywhere in the world.

•

So because, and in parallel with that, we are making preparations for LTE service rollout and then we are going to use 1.7 GHz. So it’s like a construction rush of base stations in Japan or maybe the base station construction bubble is going on in Japan. Japan’s economy has been sluggish and employment is one of the issues, but we need people to build the base stations. So I think that’s a good example of fair competition.

•

Now as for 900 MHz, we can use only the 5 MHz band and that’s why we prioritize it for the use of voice communications, but that bandwidth will increase to a 10 MHz band to a 15 MHz bandwidth eventually, and as we expand that then we could use the 900 MHz band for LTE in the future.

Semmoto

•

Yes, LTE is becoming big in Japan. Well, in Europe the economy has been sluggish, and in the United States LTE development is behind and the same goes for China. In that context, Japan is the fastest-growing country in terms of LTE, like Mr. Son said. So eAccess and SoftBank will accelerate the competition in the LTE market in Japan. And that competition will be driven by SoftBank and eAccess.

Question

•

My name is Murata from Keizai Kai. In the presentation slide, one month’s acceleration of the schedule for tethering but before then you mentioned about the double engine for the iPhone but you need to spend some time to provide 1.7 and the 700. How long does that take? In December you mentioned the accelerated schedule. Is this 1.7 GHz going to be used before 2.1 for the tethering or what is the schedule for that?

18

•	And one other question is about eAccess. You announced partnerships with eAccess and Rakuten. Is there any impact to those business alliance partnerships? Is that a company that eAccess has?

Son

•	Tethering 2.1 GHz LTE of SoftBank has been launching one after another, so this will be the base for the tethering offering starting from December 15.

•

The 1.7 GHz held by EMOBILE, when are we going to use it for the iPhone? We can use it but the circuit switch fallback function has to be provided together with it, otherwise once you go for the LTE and if the LTE, after the data communication finished, you need to fall back to 3G. Such technical fallbacks between the generation or technology have to be provided; otherwise we cannot provide the service. So this is something that we need to do some adjustments on our side of the network and eAccess’s side.

•

So the design of the network integration needs to be worked out and also it has to have a 1.7 GHz file installed in the iPhone 5 to Apple, which is not a difficult thing, but we have to proceed with the procedures and talk with Apple. Up until today we have not mentioned anything about the management integration of the two companies, so from now on we need to start this discussion with Apple.

•

So for utilizing the 1.7 LTE, probably sometime next spring, but we would like to bring on that schedule as early as possible, so two of the base station vendors and Apple and our engineers, it’s going to start discussions for that launch.

Question

•	So those customers who already bought iPhone 5, do they need a software download to be able to use that?

Son

•	Yes, it’s going to be FOTA over the air, but that’s also another thing that we need to discuss with Apple and how we are going to provide, so that is going to be the next step.

•

The partnership with Rakuten, we had a discussion with Mr. Mikitani and we have no changes in that partnership. I believe we can have a broader coverage area so that the partnership with Rakuten can be better condition.

•	And the relationship with the other MVNO partners is going to be maintained and we hope that we can bring it in the better circumstance.

19

Question

•	Thank you.

Question

•

I’m Onishi from Nikkei Newspaper. I have two questions. So far, about the net interest-bearing debt, SoftBank has been paring down the debt, but you are going to use the share exchange for management integration, so is that part of your financial strategy?

•	And second of all, the goodwill should be recorded for the deal. How long will it take for you to amortize the goodwill for this deal?

Son

•

First of all the net interest-bearing debt question, we changed the policy so that we will not narrowly focus on the zero net interest debt, but still, we will try not to increase debt, so that’s why we decided to choose the share exchange for the deal. And EMOBILE’s debt will be consolidated to SoftBank’s books. So as a result, SoftBank’s debt will increase, but that’s temporary. Considering the free cash flow generated by SoftBank and EMOBILE, we can absorb the impact of the deal.

•

As for the goodwill, so far the accounting teams of the two companies have not discussed that yet. So far the negotiations and talks were conducted between the top management, so we are going to work out details about the accounting treatment in terms of goodwill.

Question

•

My name is Hidaka, freelance. A 4.2 million customer base can be added, and I believe that’s the base assumption for the acquisition cost, but most of the customers are data communication exclusive. Compared to the users using voice, I believe that they are easy to churn compared to the voice users, but do you think you can apply the same value to the data users and the voice users?

•

And another question is about SoftBank’s advantage from this management integration that you can utilize 1.7, but at the same time the voice service can be provided in the broader coverage, but most of these, is that data-specific? So what would be the advantage or the benefits for the existing EMOBILE customers because there are concerns over more strict restrictions like a two-year contract and so on by SoftBank.

Son

•

Those customers who are using data communication service are not only using data communication, but those EMOBILE users are rather advanced people in the IT area, so using not the EMOBILE smartphone but the customers using the KDDI or DoCoMo smartphone are relatively high amongst the existing EMOBILE.

20

•

So I don’t believe that, you mentioned that the value is not enough compared to the voice users, but I believe those are exactly an appropriate attribute customers to the smartphone era. Of course it’s better if they can become or they are SoftBank users, but I believe that those who are not SoftBank users will be offered the packaged service with SoftBank so that the value package or those kinds of initiatives or offers can be prepared. So that from that sense I believe those existing customers have good value in it.

•

And there are such factors in additional values here and there, but this time for the calculations we are expecting 30,000 yen per user for the acquisition cost, which is a rather conservative assumption from my understanding.

•	And also, as a user attribute, the EMOBILE users are the best attribute users with lots of business opportunities, so I don’t undervalue those customers in EMOBILE.

•	And also, having higher valuations on that which is good performance so far.

•

What is the benefit for the existing EMOBILE users, like iPhones of SoftBank or other service? It can be easily accepted or available. So you mentioned about two years, so it’s like two years only available in SoftBank, but that’s wrong. That’s the common way now that has been provided by KDDI or DoCoMo, so it’s becoming more popular worldwide as well, this two-year contract right now, so it’s not only SoftBank that’s providing such service, so please do not misunderstand that.

Question

•

I’m Tsuda, Keitai Watch magazine. I have two questions. First of all, you talked about sharing the base station network and you said that two companies use the same network facility vendors. Is that just a coincidence or you had a plan, a long-term plan?

•	And the second question. So eAccess will keep using the EMOBILE brand. How are you going to segregate or segment the SoftBank service and EMOBILE service?

Son

•

We were using Ericsson and Huawei’s network facilities even before we were thinking about the management integration. That’s a coincidence, but the two companies have the best of class technology. And also, the price or cost efficiency is the best in class, and that’s why we reached the same conclusion to choose when it comes to choosing vendors.

•

So when it comes to brands, we are running business under the WILLCOM brand as well. The WILLCOM business turned around and its subscriber base hit the 5 million mark already, so the WILLCOM brand remains and there are customers who love the WILLCOM brand and who appreciate the WILLCOM service, and that’s why we retain the WILLCOM brand, and also WILLCOM’s business is growing steadily.

•

Now the same goes for EMOBILE. There are a lot of users who love the EMOBILE brand and who appreciate EMOBILE’s services and they are looking forward to using the new EMOBILE services, so that’s why we’d like to retain the EMOBILE brand.

21

MC

•	Sorry, we are running out of time so we’ll only take two more questions.

Question

•	My name is Kaneko from Nihon Keizai Newspaper. I have two questions to Mr. Semmoto.

•	So 52,000 yen, is it a must price? So the enterprise value of EMOBILE, is it 52,000? Is it an appropriate price or did you want it more? Or has it been overestimated, or what is your idea on that?

•

And one other question. I have a question to Mr. Eric Gan who is not on the stage today, so he had a very aggressive and also a good characteristic person, so he to be working under Mr. Son and can he maintain his way? I think this is the happy exit, for now. Probably he can try another challenge but what is his thinking now? That’s what I would like to ask him.

Semmoto

•

That’s a very difficult question to answer. So Nikkei is asking difficult questions so I have a tough time to answer. Originally, the latest recent share price we are not happy about it. About two years we were priced at 70 to 80,000 yen and now 15,000 yen. This is not a happy price at all for us. So how can we improve and enhance the enterprise value is the key word that we’ve been thinking about, but this time the share exchange is one of the solutions to our shareholders, so 52,000 yen has been offered by SoftBank, and as presented by Mr. Son in the presentation we believe this is the appropriate price.

•

And after the management integration how are you going to live in the SoftBank Group? I don’t know yet. Of course Mr. Son’s management style, like what he did in WILLCOM, what he said has been kept; for example, hearing the feedback from employees, that’s true. So myself is set aside but the employees of the company, by becoming the SoftBank Group, I hope they will maintain the stable employment and also spend an exciting work life. That’s something that I would like to ask Mr. Son to maintain and that’s also included in the agreement, which I appreciate very much.

Question

•	How about Mr. Eric Gan?

22

Question

•

I’m Horikoshi from Nikkei Communication. One point seven GHz was the key to the management integration decision. Now eAccess is running the LTE system with 10 mega at the most, but after the integration, the migration to a 15 MHz bandwidth will become easier in my view. As a result of management integration, can the migration schedule be accelerated? If so, please tell me.

•	And the Ministry of Communication is expected to allocate a 5 MHz band additionally. Does SoftBank Group want to obtain that? And SoftBank Group’s LTE service will be on 1.7 GHz. Is that right?

Son

•

We’d like to launch LTE service as soon as possible and in as large an area as possible. That’s what I want to see. And in this press conference I said LTE many times. Maybe nobody has heard of that LTE in such a short time. Now there are pocket wi-fi services but the smartphone will support LTE in a full-fledged manner from now on and the users can benefit from that. So in that sense, this year is the dawn of the era of LTE, so we’d like to accelerate the penetration of LTE as much as we can.

Semmoto

•	One point seven GHz, there’s one more slot, and once we come under the umbrella of SoftBank we’d like to obtain that one remaining slot, the 5 MHz band.

MC

•	Next question, please.

Question

•

My name is Kojima from Weekly Diamond. One question. eAccess, about the 7 MHz that you have submitted the capex plan, do you have any change on the capex plan on 700? And for SoftBank, for the new frequency band, what is your estimated value on that?

Son

•

As mentioned earlier, this is a management integration so what eMobile has had as a license to 700, by integrating with our group that will be utilized more, so the radio, which is the common asset of Japanese people, will be maximized, the utilization will be maximized amongst the people, which is I believe a good thing.

•

And this time in the competition, the healthy competition of the LTE, and if 700 is only being used by NTT and KDDI which I do believe is the healthy competition. So having the management integration, capex plan for 700 should be accelerated, but I don’t believe that there will be less plans on that. So we’ve been planning on that, excuse me, eAccess has been planning on that, and I believe that can be expanded in a good way and that is my understanding.

23

Question

•	So in the synergy amount, how much is included in there?

Son

•

Amount-wise it’s not included but because DoCoMo au isn’t paying for this 700, they just received the allocation and the license for that. So I don’t believe that there is an amount for that, but we should maximize the utilization of this asset, increase the employment of Japan, and also provide a better LTE life for the users.

MC

•	Thank you very much. Thank you very much for all the questions and your attention. So that is all for the Q&A session and that concludes today’s press conference.

24

Management Integration

between

SOFTBANK CORP. and eAccess Ltd.

October 1, 2012

Masayoshi Son

Chairman & CEO, SOFTBANK CORP.

12 Years ago

From 2000

Development of the ADSL Market

2005

Approval for

Mobile Communications Business License

BB Mobile Corp.

EMOBILE

2007

Strategic Partnership for Acquisition of a 2.5GHz License

2009

Collaboration on Mobile Data Communications

Information Revolution

- Happiness for everyone

A New and More Efficient Broadband Life for All.

October 1, 2012

October 1, 2012

Announcement on Management Integration

Promise to Customers

We Will Provide the Best Mobile Broadband Service.

LTE Comparison

softbank

2.1GHz 10MHz

75Mbps 91%

10,673

(As of Aug. 18, 2012)

2.1GHz 10MHz

75Mbps Not disclosed*

4,516

(as of Aug. 18, 2012)

Frequency Max. bandwidth

LTE max. speed

LTE for iphone5 population coverage (Mar. 2013)

No. of licensed LTE base stations (2.1GHz)

*Including 800 MHz

LTE actual population coverage ratio: 96%

LTE Coverage Area (Kanto, Koshin)

(scheduled to be available in Oct. 2012)

336 cities 212 cities

softbank

Source: Minna no iPhone portal Meet i (Sep. 27, 2012)

*Includes areas which cover only a portion. *The coverage area of SOFTBANK is 2.1GHz.

LTE Coverage Area (nationwide)

(scheduled to be available in Oct. 2012)

1,090 cities 541 cities

Source: Minna no iPhone portal Meet i (Sep. 27, 2012)

*Includes areas which cover only a portion. *2.1GHz for SOFTBANK.

1.7 GHz

Global Band

Available for iphone 5 LTE

1.7 GHz

Number of LTE Base Stations Available for iPhone 5

Soft Bank

20,000

2.1GHz

10,000

1.7GHz

30,000 Base Stations

(March 2013, tentative)

Network Sharing

2.1GHz (LTE)

1.7GHz (LTE)

SOFTBANK LTE smartphone

More comfortable with both companies’ LTE network

Network Sharing

900MHz/2.1GHz

(voice & data)

1.7GHz (LTE)

Broader coverage available for smartphone

EMOBILE LTE smartphone

LTE Frequency Available for iPhone 5

2.1GHz

2.1GHz

LTE Frequency Available for iPhone 5

2.1GHz 1.7GHz 2.1GHz

Frequency Available for iPhone 5

Frequency Communication method

2.1GHz 3G

(HSPA+)

900MHz 3G

(HSPA+)

2.1GHz LTE(FDD)

1.7GHz LTE(FDD)

Frequency Communication method

2.1GHz 3G

(EV-DO Multi Carrier)

800MHz 3G

(EV-DO Multi Carrier)

2.1GHz LTE (FDD)

Tethering

Tethering Launch Date

October 1, 2012 (today)

Original schedule

January 15, 2013

Accelerating Tethering Launch Date

October 1, 2012 (today)

Tethering launch

December 15, 2012

iPhone 5

JPY 5,460/month for Flat-rate Data

Speed limit may start at 1.2GB/month

Speed limit may start at 1GB/3days

(same restriction applied by major operators in Japan)

*To protect network from unexpected traffic increase

Flat-rate Data Plan (iPhone 5)

Unlimited Data Plan for 4G LTE Flat-rate Data Plan for 4G LTE

Flat-rate Data*1

(monthly) JPY 5,460 JPY 5,460

Tethering Available Not available

Tethering Option 0 Yen *2 –

(monthly)

Data Volume Up to 7GB/month*3 Unlimited

Speed Limit When exceeding 1GB/3days When exceeding 1GB/3days

(same restriction applied by major operators) (same restriction applied by major operators)

*1 Only for 2 years after the launch of tethering service. JPY 5,985 from the 3rd year.

*2 Only for 2 years after the launch of tethering service. JPY 525 from the 3rd year.

*3 Only for 2 years after the launch of tethering service. Up to 7.5GB from the 3rd year.

More Comfortable Mobile Broadband with LTE

Outline of Management Integration

Outline of Management Integration

Scheme

Evaluation

Schedule

Stock Exchange

Common stock of eAccess Ltd.

JPY 52,000/share

Oct. 1, 2012 Execution of agreement

(Aim to make eAccess a wholly-owned subsidiary by the end of 2012)

*Refer to the October 1, 2012 press release for details.

Enterprise Value

Enterprise Value

Net interest-bearing debt

(End of June 2012)

Acquired Stock Value 4

JPY 365.1bn

JPY 184.9bn

JPY 180.2bn

JPY 722.0bn

JPY 360.0bn

JPY 136.0bn

JPY 226.0bn

Synergy to SOFTBANK

(estimated)

(Present value of additional FCF) 1

Subscriber acquisition cost 2

Subscriber of mobile communications business: 4.20m × JPY 30k/subscription Subscriber of ADSL business: 1.40m × JPY 7k/subscription

CAPEX etc.*3

(after depreciation)

Enterprise Value

*1 Discount rate is 7.2%. Tax and interest are included.

*2 Number of subscriber as of the end of August 2012. Used eAccess’s FY2012 forecast for unit cost for acquisition.

*3 Fixed asset as of the end of June 2012.

*4 Calculated by 52,000 JPY/ share x 3,465,180, shares issued (as of end of June 2012)

Synergy Effect to SOFTBANK from Management Integration (estimated)

1. Customer Base Expansion JPY 200.0bn

2. Network Sharing JPY 110.0bn

3. Other Management Efficiencies JPY 50.0bn

Total JPY 360.0bn

1. Customer Base Expansion

(enhanced product competitiveness/churn reduction)

Provide Comfortable LTE

Expand Smartphone Coverage Area

900 MHz

1.7 GHz

2.1 GHz

2.1 GHz

1.7 GHz

1. Customer Base Expansion

(distribution channel)

Expansion of Sales Opportunity

2. Network Sharing

(backbone: current)

SOFTBANK Group Backbone

(4,000 GC)

(1,500 GC)

ADSL

Base station

2. Network Sharing

(backbone: after management integration)

SOFTBANK Group Backbone

(4,000 GC)

ADSL

Base station

Cost Reduction Through Backbone Sharing

2. Network Sharing

(base station infrastructure)

Efficient CAPEX Through Base Station Sharing

3. Other Management Efficiencies

Device Cost Reduction

Joint Development

Sales Efficiency

Distribution Efficiency

Advertisement Collaboration

Offload to LTE

Offload to Wi-Fi

System Integration

Maintenance Cost Reduction

Integration of Bases

Integration of CS Outsourced Operation

Administration Cost Reduction

Synergy Effect to SOFTBANK from Management Integration (estimated)

1. Customer Base Expansion JPY 200.0bn

2. Network Sharing JPY 110.0bn

3. Other Management Efficiencies JPY 50.0bn

Total JPY 360.0bn

Enterprise Value

Net interest-bearing debt

(End of June 2012)

Acquired Stock Value 4

JPY 365.1bn

JPY 184.9bn

JPY 180.2bn

JPY 722.0bn

JPY 360.0bn

JPY 136.0bn

JPY 226.0bn

Synergy to SOFTBANK

(estimated)

(Present value of additional FCF) 1

Subscriber acquisition cost 2

Subscriber of mobile communications business:

4.20m × JPY 30k/subscription Subscriber of ADSL business:

1.40m × JPY 7k/subscription

(after CAPEX depreciation) etc.3

Enterprise Value

*1 Discount rate is 7.2%. Tax and interest are included.

*2 Number of subscriber as of the end of August 2012. Used eAccess’s FY2012 forecast for unit cost for acquisition.

*3 Fixed asset as of the end of June 2012.

*4 Calculated by 52,000 JPY/ share x 3,465,180, shares issued (as of end of June 2012)

4+3

4+3=2

=2

Customer Base (current)

Operator

Subscriber

(End of August)

Market Share

1NTT DOCOMO

60.63m 44.7%

2 au 35.89m 26.5%

3 SoftBank 34.91m 25.7%

4 4.20m 3.1%

*Subscriber of SOFTBANK includes WILLCOM.

Customer Base (after integration)

Operator

Subscriber

(End of August)

Market Share

1 NTT DOCOMO 60.63m 44.7%

2 39.11m 28.8%

3 au 35.89m 26.5%

Customer Base (after integration)

Operator

Subscriber

(End of August)

Market Share

1 NTT DOCOMO 60.63m 44.7%

2 39.11m 26.5%

Towards No.2 in the Industry

*Subscriber of SOFTBANK includes WILLCOM.

Cumulative Customer Base

39.11m

35.89m

Surpassed

10.00m

April 2006

August 2012

27.25 Million Lines as of October 2010

27.25 Million Lines as of October 2010

201X

40

Million Lines

27.25 Million Lines as of October 2010

201X

40 Million Lines

Aim to Achieve Within This Fiscal Year

Operator

Mobile

Subscribers

(end of August

Operating

Income

(FY2011)

1

NTT DOCOMO 60.63m

JPY 874.4bn

2 39.11m JPY 699.6bn

3 KDDI 35.89m JPY 477.6bn

Towards No.2 in the Industry

*Operating income of SOFTBANK and eAccess is the sum of two companies.

*Subscriber of SOFTBANK includes WILLCOM.

LTE

Japan’s Broadband Pioneer

Mobile Broadband

Towards Mobile Broadband

No.1

softbank eaccess broadband services